Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Senior Management Changes

Saskatoon, Saskatchewan, Canada, February 6, 2014     .     .     .     ..     .     .     .     .     .     .     .     .     ..     .

Cameco (TSX: CCO; NYSE: CCJ) is pleased to announce the appointment of Sean Quinn as senior vice-president, chief legal officer and corporate secretary, effective April 1, 2014.

Quinn succeeds Gary Chad, who is retiring on April 1, 2014, after 24 years with Cameco as the corporate secretary and part of the senior executive team providing oversight for legal affairs. Quinn will report to president and CEO Tim Gitzel.

“We thank Gary for his significant contributions and sound advice he provided during his time with Cameco and wish him well in his retirement,” said Gitzel.

“We are also pleased to welcome Sean to the senior executive team. Sean has nearly 20 years’ experience with the legal aspects of Cameco’s business and industry and will make a strong contribution to the team,” said Gitzel.

Quinn has served as vice-president, law and general counsel for Cameco since 2004 and has been a practising lawyer since 1986. He joined Cameco in 1993 after working with the Saskatchewan law firm McKercher LLP.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190